SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/4/04


1. NAME OF REPORTING PERSON
Opportunity Partners L.P., Full Value Partners L.P. and affiliated entities.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

87,103

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

96,798
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

96,798

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.29%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Wells Financial Corp.
("WEFC").The principal executive offices of WEFC are located at 53 First St SW, Wells, MN 56097.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570, Full Value Partners
L.P., 43 Waterford Drive, Montville, NJ 07045 and affiliated entities.

Phillip Goldstein is President of Kimball and Winthrop, Inc. the General Partner of Opportunity Partners L.P., a private investment fund. Andrew Dakos is Managing Member of the General Partner of Full Value Partners L.P., a private investment fund. He is also President of Elmhurst Capital, an investment advisory firm.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein and Mr. Andrew Dakos are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Mr. Phillip Goldstein and Mr. Dakos have accumulated shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons believe that the Issuer's stock price is significantly less than its intrinsic value. The reporting persons have submitted the attached letter to the Board of Directors (See Exhibit 1).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on November 5, 2004 there were 1,168,119 shares outstanding as of November 5, 2004. The percentage set forth in this item (5a) was derived using such number.

Opportunity Partners L.P., Full Value Partners L.P. and affiliated entities are deemed to be the beneficial owners of 96,798 shares of WEFC or 8.29% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 39,543 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 29,848 shares. Power to vote securities resides solely with Mr. Dakos for 57,255 shares. Power to dispose of securities lies solely with Mr. Dakos for 31,255 shares and jointly with Mr. Goldstein for 26,000 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

11/2/04     6200 @ 30
11/2/04        19000 @ 30
11/3/04        22000 @ 30
11/3/04     2000 @ 30
11/4/04        6348 @ 30.8598 and 4000 @ 31.2235
11/4/04     5055 @ 30.23
11/5/04     13000 @ 30.125, 4000 @ 31.497 and 1000 @ 31.5
11/5/04        11000 @ 31.4996 and 3195 @ 31.49

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to the Board of Directors
Exhibit 2: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/10/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos


Exhibit 1
Letter to Board of Directors

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
10570(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

November 10, 2004

The Board of Directors
Wells Financial Corp.
53 1st Street SW
Wells, MN 56097

Dear Board Members:

Opportunity Partners L.P. and entities affiliated with Opportunity Partners have recently acquired 8.3% of the outstanding shares of Wells Financial Corp. ("Wells") on behalf of their clients.

We believe the plan to deregister Wells via a modified Dutch auction issuer tender offer at a price of $29.50 to $31.50 followed by a reverse split to cash out small shareholders at the same price does not provide fair value for shareholders. In order to provide a more attractive alternative to all shareholders, we are prepared to pay $33.00 for all shares of Wells subject only to regulatory approval.

We urge the board or any independent committee formed to consider our offer to give this matter serious consideration and to put our proposal to a vote of shareholders. We look forward to discussing our proposal with the board as soon as possible.
Thank you.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner

Exhibit 2
Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the shares of WEFC.

Dated: 11/10/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos